# STATEMENT OF INVESTMENTS

**General New York Municipal Bond Fund, Inc.**

**January 31, 2007 (Unaudited)**

| Long-Term Municipal Investments--98.7% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York--92.9%** | | | | |
| Buffalo Fiscal Stability Authority, Sales Tax and State Aid Revenue (Insured; MBIA) | 5.00 | 9/1/16 | 3,000,000 | 3,232,320 |
| Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility) | 5.00 | 10/1/30 | 2,000,000 | 2,086,300 |
| Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue | 5.00 | 2/15/47 | 3,000,000 | 3,134,580 |
| Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project) | 6.00 | 5/1/29 | 1,370,000 | 1,413,127 |
| Jefferson County Industrial Development Agency, SWDR (International Paper Co. Project) | 5.20 | 12/1/20 | 2,000,000 | 2,052,220 |
| Long Island Power Authority, Electric System General Revenue | 4.50 | 12/1/24 | 2,750,000 | 2,765,482 |
| Long Island Power Authority, Electric System General Revenue | 5.00 | 9/1/35 | 3,000,000 | 3,152,580 |
| Metropolitan Transportation Authority, Revenue (Insured; AMBAC) | 5.50 | 11/15/18 | 4,000,000 | 4,346,880 |
| Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA) | 5.13 | 1/1/12 | 1,220,000 [a] | 1,298,312 |
| Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA) | 5.13 | 7/1/12 | 2,780,000 [a] | 2,974,850 |
| Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project) | 5.25 | 6/1/27 | 4,000,000 | 4,141,200 |
| New York City | 5.50 | 6/1/13 | 1,350,000 [a] | 1,479,222 |
| New York City | 5.00 | 11/1/19 | 3,000,000 | 3,168,360 |
| New York City | 5.38 | 12/1/20 | 1,000,000 | 1,053,990 |
| New York City | 5.50 | 8/1/21 | 2,500,000 | 2,707,575 |
| New York City | 5.00 | 8/1/22 | 2,000,000 | 2,108,260 |
| New York City | 5.00 | 8/1/22 | 3,000,000 | 3,177,990 |
| New York City | 5.50 | 6/1/23 | 250,000 | 269,840 |
| New York City | 5.25 | 8/15/24 | 4,000,000 | 4,275,600 |
| New York City | 5.00 | 4/1/30 | 3,500,000 | 3,658,445 |
| New York City Housing Development | | | | |

| | | | | |
|---|---|---|---|---|
| Corp., Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC) | 5.00 | 7/1/25 | 1,200,000 | 1,271,364 |
| New York City Housing Development Corp., MFHR  (Collateralized: FHA and GNMA) | 5.25 | 11/1/30 | 3,500,000 | 3,677,170 |
| New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project) | 5.50 | 5/1/08 | 1,600,000 [a] | 1,666,640 |
| New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project) | 5.25 | 12/1/36 | 1,000,000 | 1,011,800 |
| New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project) | 5.00 | 8/1/36 | 3,500,000 | 3,651,970 |
| New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project) | 6.25 | 3/1/15 | 2,000,000 | 2,125,940 |
| New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC) | 5.00 | 1/1/46 | 3,000,000 | 3,153,390 |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project) | 7.50 | 8/1/16 | 1,000,000 | 1,194,770 |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project) | 8.00 | 8/1/28 | 1,500,000 | 1,876,905 |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. Project) | 6.90 | 8/1/24 | 1,000,000 | 1,010,200 |
| New York City Industrial Development Agency, Special Facility Revenue (JetBlue Airways Corp. Project) | 5.00 | 5/15/20 | 500,000 | 496,605 |
| New York City Industrial Development Agency, Special Facility Revenue (JetBlue Airways Corp. Project) | 5.13 | 5/15/30 | 500,000 | 498,950 |
| New York City Industrial | | | | |

| | | | | |
|---|---|---|---|---|
| Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project) | 5.50 | 1/1/18 | 1,000,000 | 1,077,310 |
| New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project) | 5.50 | 1/1/24 | 3,000,000 | 3,222,780 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue | 5.00 | 6/15/22 | 3,000,000 | 3,163,320 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC) | 5.75 | 6/15/09 | 2,000,000 [a] | 2,112,180 |
| New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC) | 5.00 | 7/15/36 | 2,000,000 | 2,123,200 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 6.00 | 5/15/10 | 2,240,000 [a] | 2,419,693 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.00 | 11/1/22 | 4,000,000 | 4,257,680 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.00 | 11/1/25 | 2,360,000 | 2,504,904 |
| New York Liberty Development Corporation, Revenue (National Sports Museum Project) | 6.13 | 2/15/19 | 1,500,000 | 1,574,310 |
| New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project) | 5.00 | 7/1/21 | 3,000,000 | 3,091,680 |
| New York State Dormitory Authority, FHA-Insured Mortgage HR (Lutheran Medical Center) (Insured; MBIA) | 5.00 | 8/1/16 | 1,000,000 | 1,054,130 |
| New York State Dormitory Authority, Health Center Revenue (Guaranteed; SONYMA) | 5.00 | 11/15/19 | 1,000,000 | 1,044,680 |
| New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian) | 5.50 | 7/1/16 | 2,000,000 | 2,141,260 |
| New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC) | 5.50 | 7/1/11 | 1,475,000 [a] | 1,581,908 |
| New York State Dormitory | | | | |

| | | | | |
|---|---|---|---|---|
| Authority, Revenue (Columbia University) | 5.13 | 7/1/21 | 3,630,000 | 3,854,770 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/31 | 2,000,000 | 2,133,740 |
| New York State Dormitory Authority, Revenue (Consolidated City University System) | 5.63 | 7/1/16 | 2,500,000 | 2,771,750 |
| New York State Dormitory Authority, Revenue (Consolidated City University System) | 5.75 | 7/1/18 | 2,500,000 | 2,817,025 |
| New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC) | 5.75 | 7/1/16 | 2,000,000 | 2,126,420 |
| New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA) | 5.75 | 7/1/18 | 1,290,000 | 1,455,571 |
| New York State Dormitory Authority, Revenue (Cornell University) | 5.00 | 7/1/24 | 3,000,000 | 3,198,210 |
| New York State Dormitory Authority, Revenue (Cornell University) | 5.00 | 7/1/35 | 2,500,000 | 2,649,150 |
| New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) | 5.00 | 7/1/35 | 1,500,000 | 1,582,335 |
| New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) | 5.00 | 2/15/28 | 845,000 | 879,282 |
| New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA) | 6.88 | 7/1/19 | 1,475,000 | 1,624,639 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.50 | 7/1/26 | 2,000,000 | 2,034,640 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.50 | 7/1/26 | 500,000 | 508,660 |
| New York State Dormitory Authority, Revenue (New York Methodist Hospital) | 5.25 | 7/1/33 | 2,000,000 | 2,098,120 |
| New York State Dormitory Authority, Revenue (New York State Department of Health) | 5.00 | 7/1/15 | 3,885,000 | 4,128,240 |

| | | | | |
|---|---|---|---|---|
| New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG) | 5.00 | 7/1/25 | 3,000,000 | 3,156,630 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 5.88 | 5/15/17 | 2,060,000 | 2,344,795 |
| New York State Dormitory Authority, Revenue (University of Rochester) | 5.00 | 7/1/34 | 4,000,000 | 4,160,600 |
| New York State Dormitory Authority, Secured Hospital Revenue (New York Downtown Hospital) (Insured; MBIA) | 5.30 | 2/15/20 | 2,500,000 | 2,575,250 |
| New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group) | 5.50 | 7/1/23 | 1,825,000 | 1,928,788 |
| New York State Dormitory Authority, State Personal Income Tax Revenue (Education) | 5.38 | 3/15/13 | 1,000,000 [a] | 1,089,880 |
| New York State Energy Research and Development Authority, Gas Facilities Revenue (Brooklyn Union Gas Co. Project) | 6.37 | 4/1/20 | 5,000,000 | 5,234,350 |
| New York State Housing Finance Agency, MFHR (Kensico Terrace Apartments) (Collateralized; SONYMA) | 4.95 | 2/15/38 | 1,000,000 | 1,001,510 |
| New York State Housing Finance Agency, Revenue (Fairway Manor Apartments and LooseStrife Fields Apartments) (Collateralized; FHA) | 6.75 | 11/15/36 | 25,000 | 25,290 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.35 | 10/1/26 | 2,000,000 | 2,060,960 |
| New York State Power Authority, Revenue | 5.00 | 11/15/20 | 1,500,000 | 1,585,875 |
| New York State Thruway Authority, Highway and Bridge Trust Fund (Insured; FGIC) | 5.50 | 4/1/11 | 1,225,000 [a] | 1,319,619 |
| New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds | 6.00 | 4/1/07 | 1,965,000 [a] | 2,011,551 |
| New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds | 5.75 | 4/1/09 | 2,000,000 [a] | 2,105,760 |
| New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; | | | | |

| | | | | |
|---|---|---|---|---|
| AMBAC) | 5.50 | 4/1/19 | 4,500,000 [b,c] | 4,817,407 |
| New York State Urban Development Corp., Correctional and Youth Facilities Service Contract Revenue | 5.25 | 1/1/10 | 2,000,000 | 2,075,640 |
| New York State Urban Development Corp., Correctional Facilities Revenue (Insured; FSA) | 5.50 | 1/1/14 | 3,000,000 | 3,237,480 |
| New York State Urban Development Corp., Correctional Facilities Revenue | 5.50 | 1/1/14 | 3,000,000 | 3,202,200 |
| New York State Urban Development Corp., State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC) | 5.50 | 3/15/13 | 3,000,000 [a] | 3,290,010 |
| Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Co. LLC Project) (Guaranteed; SONYMA) | 5.65 | 8/1/20 | 25,000 | 25,857 |
| Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Co. LLC Project) (Guaranteed; SONYMA) | 5.75 | 2/1/32 | 1,535,000 | 1,595,157 |
| Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility) | 5.63 | 11/15/14 | 2,000,000 | 2,099,380 |
| Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility) | 5.55 | 11/15/15 | 1,500,000 | 1,565,010 |
| North Country Development Authority, Solid Waste Management System Revenue (Insured; FSA) | 6.00 | 5/15/15 | 2,260,000 | 2,487,944 |
| Onondaga County Industrial Development Agency, Sewer Facilities Revenue (Bristol Meyers Squibb Co. Project) | 5.75 | 3/1/24 | 4,000,000 | 4,522,200 |
| Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project) | 5.63 | 1/1/18 | 1,000,000 | 1,023,460 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series) | 5.00 | 7/15/23 | 3,000,000 | 3,176,400 |
| Port Authority of New York and New Jersey, Special Project Bonds | | | | |

| | | | | |
|---|---|---|---|---|
| (JFK International Air Terminal LLC Project) (Insured; MBIA) | 6.25 | 12/1/13 | 5,000,000 | 5,625,150 |
| Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project) | 5.00 | 1/1/31 | 1,000,000 | 1,054,770 |
| Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project) | 5.00 | 1/1/36 | 1,000,000 | 1,052,490 |
| Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) (LOC; Bank of America) | 7.55 | 6/1/07 | 4,000,000 | 4,044,040 |
| Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project) | 5.00 | 7/1/25 | 2,260,000 | 2,393,024 |
| Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jeffersons Ferry Project) | 5.00 | 11/1/28 | 1,000,000 | 1,017,300 |
| Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) | 5.50 | 6/1/18 | 1,000,000 | 1,073,080 |
| Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) | 5.50 | 6/1/21 | 3,000,000 | 3,243,300 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.50 | 1/1/22 | 2,000,000 [a] | 2,320,040 |
| Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA) | 5.00 | 11/15/32 | 3,000,000 | 3,134,550 |
| Ulster County Industrial Development Agency, Civic Facility Revenue (Benedictine Hospital Project) | 6.45 | 6/1/09 | 1,950,000 [a] | 2,072,031 |
| Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/26 | 2,000,000 | 2,038,780 |
| **U.S. Related--5.8%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 6.00 | 7/1/10 | 2,695,000 [a] | 2,892,570 |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 5.88 | 7/1/35 | 1,000,000 | 1,070,450 |
| Puerto Rico Commonwealth, | | | | |

| | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Public Improvement | 5.25 | 7/1/30 | 3,000,000 | 3,219,870 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA) | 5.63 | 7/1/10 | 3,000,000 a | 3,210,630 |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA) | 5.75 | 7/1/10 | 2,420,000 a | 2,599,516 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.00 | 7/1/46 | 1,500,000 | 1,562,265 |
| **Total Long-Term Municipal Investments (cost $236,901,771)** | | | | **246,707,283** |

| Short-Term Municipal Investments--1.2% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York--.4%** | | | | |
| New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada) | 3.72 | 2/1/07 | 1,000,000 d | 1,000,000 |
| **U.S. Related--.8%** | | | | |
| Government Development Bank of Puerto Rico, CP | 4.05 | 2/2/07 | 2,000,000 | 2,000,000 |
| **Total Short-Term Municipal Investments (cost $3,000,000)** | | | | **3,000,000** |
| **Total Investments (cost $239,901,771)** | | | **99.9%** | **249,707,283** |
| **Cash and Receivables (Net)** | | | **.1%** | **273,061** |
| **Net Assets** | | | **100.0%** | **249,980,344** |

a  These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b  Securities exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, this security amounted to $4,817,407 or 1.9% of net assets.
c  Collateral for floating rate borrowings.
d  Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |

| | | | |
|---|---|---|---|
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |